K9
3/13

09056237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shepard & Vrbanac Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 2nd Floor
(No. and Street)

Akron (City) OH (State) 44308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C. Ingram 330-253-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laura J. MacDonald, CPA, Inc.
(Name – *if individual, state last, first, middle name*)

135 North Broadway (Address) Medina (City) Ohio (State) 44256 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C. Ingram, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepard & Vrbanac Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE WANNEMACHER, Notary Public
In and for the State of Ohio
My Commission Expires January 5, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Shepard & Vrbanac Securities, Inc.
Akron, Ohio

I have audited the accompanying Statement of Financial Condition of Shepard & Vrbanac Securities, Inc., Inc. (the Company) (an Ohio Corporation) as of December 31, 2008, and the related Statements of Income, Changes in Stockholder's Equity and of Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shepard & Vrbanac Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Medina, Ohio
February 20, 2009

SHEPARD & VRBANAC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 57,900	
Accounts receivable:		
Commissions	50,523	
Other	2,799	
Prepaid regulatory fees	10,258	
Furniture, fixtures, and office equipment at cost, less accumulated depreciation of $207,697	-	
Restricted escrow deposits	50,000	
		$ 171,480

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 8,087	
Accrued commissions payable	20,273	
		$ 28,360

STOCKHOLDER'S EQUITY

Common stock (no par value; 250 shares issued, 122.5 shares outstanding)	32,500	
Additional paid-in capital	183,000	
Retained earnings	122,265	
less 127.5 shares of treasury stock, at cost	(194,645)	
		143,120
		$ 171,480

Please refer to accompanying notes.

SHEPARD & VRBANAC SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2008

REVENUES		
Commissions and related fees	$ 841,047	
Dividend and interest income	32,634	
Other revenue	1,740	
		$ 875,421
EXPENSES		
Salaries, wages and other employment costs	423,601	
Commissions	163,435	
Office and administrative expenses	56,612	
Occupancy	52,096	
Professional services	48,618	
Communications and information services	40,252	
Advertising and marketing	30,129	
Travel	19,370	
Regulatory fees	14,276	
Depreciation	7,375	
Other expenses	27,098	
		882,862
NET INCOME (LOSS)		$ (7,441)

Please refer to accompanying notes.

SHEPARD & VRBANAC SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (7,441)	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation of property and equipment	7,375	
(Increase) decrease in operating assets:		
Accounts receivable	23,629	
Prepaid regulatory fees	(2,262)	
Increase (decrease) in liabilities:		
Accounts payable	8,087	
Accrued expenses	(1,777)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 27,611
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		30,289
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 57,900

Non-cash Transaction:

On January 15, 2008, the Company's long-term consulting agreement with a former shareholder was terminated. Termination of this agreement, and the write off of the related intangible asset, each valued at $204,000 prior to the termination, have been excluded from the Statement of Cash Flows.

Please refer to accompanying notes.

SHEPARD & VRBANAC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2008

	COMMON STOCK		
	Number of Shares	*Amount*	ADDITIONAL PAID-IN CAPITAL
Balance at December 31, 2007	122.5	$ 32,500	$ 183,000
Net loss for 2008	-	-	-
BALANCE AT DECEMBER 31, 2008	122.5	$ 32,500	$ 183,000

Please refer to accompanying notes.

TREASURY STOCK			
RETAINED EARNINGS	*Number of Shares*	*Amount*	TOTAL
$ 129,706	127.5	$ (194,645)	$ 150,561
(7,441)	-	-	(7,441)
$ 122,265	127.5	$ (194,645)	$ 143,120

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Shepard & Vrbanac Securities, Inc. (the Company) was incorporated in 1979 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services include accepting customer orders and receiving, but not holding, securities. The Company has a business relationship with an independent clearing broker who carries customer accounts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA) and the National Association of Securities Dealers (NASD).

Accounting Basis

The accompanying financial statements have been prepared, in all material respects, in accordance with accounting principles generally accepted in the United States of America, as prescribed in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Brokers and Dealers in Securities.* The following information summarizes the accounting basis:

Accounts Receivable - Commissions

Accounts receivable – commissions are from clearing organizations and registered investment companies. All such receivables are considered to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment are stated at cost. Renewals and betterments are capitalized. The costs of maintenance and repairs are charged to expense as incurred. Depreciation is computed using various accelerated methods over the following estimated useful lives:

Furniture and fixtures	5-7 years
Office equipment	5-7 years

Restricted Escrow Deposits

Restricted escrow deposits consist of money market funds. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions.

Commissions and Related Fees

Commissions and related fee income are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments

The fair value of assets and liabilities approximates carrying value, due to the short-term nature of these items.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be taxed as a qualified Subchapter S Corporation. In lieu of corporate income taxes, the shareholder is taxed on his individual share of the Company's taxable income. As a result, no provision for Federal income taxes has been included in the accompanying financial statements.

Statement of Cash Flows

The Statement of Cash Flows is presented in accordance with Statement of Financial Accounting Standards No. 95. Cash equivalents represent temporary investments with original maturity dates of three months or less, and are stated at cost, which approximates fair market value. Cash payments for city income taxes totaled $320 for the year ended December 31, 2008. There were no cash payments for interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

NOTE 2 – RETIREMENT PLAN

The Company maintains a defined contribution retirement plan which meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Service. There were no Company contributions to the Plan for the year ended December 31, 2008.

NOTE 3 – OPERATING LEASE AGREEMENT

The Company leases office space under a non-cancellable operating lease agreement that expires in June, 2011. This lease also requires the Company to pay for their share of the buildings utilities along with various operating expenses. The Company has subleased a portion of this space through the remaining term of this lease, at a rental rate of $3,000 per month, plus 50% of the utilities.

Minimum annual rental commitments under this lease agreement as of December 31, 2008, are as follows:

Year Ending December 31,	Minimum Lease Commits.	Sublease Income	Net Lease Commitments
2009	$ 80,964	$ 36,000	$ 44,964
2010	80,964	36,000	44,964
2011	20,241	9,000	11,241
2012	-	-	-

NOTE 4 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $127,944, which was $77,944 in excess of its required net capital of $50,000.

NOTE 6 – REGULATORY MONITORING ACTIVITIES

The U.S. Securities and Exchange Commission (SEC) performed an examination of the Company's books and records in January, 2008. As a result of this examination, the SEC concluded that a ten-year consulting agreement with the Company's former owner must be included on the balance sheet at the gross amount of the liability, which totaled $204,000 as of December 31, 2007. Prior to the SEC examination, the monthly payments (of $2,000) associated with this agreement were expensed by the Company. A deficit net capital situation resulted when this previously unrecorded liability was recorded. The consulting agreement was terminated on January 15, 2008 as a result of the SEC investigation. At this time, the liability and related intangible asset were removed from the Company's books and records, and the deficit net capital condition was corrected. No further action has been taken by the SEC and the matter appears to be closed. The Financial Industry Regulatory Authority (FINRA) performed its own review of this situation in August of 2008. FINRA concluded that appropriate corrective actions have been taken by the Company.

SUPPLEMENTARY INFORMATION

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors
Shepard & Vrbanac Securities, Inc.
Akron, Ohio

I have audited the accompanying financial statements of Shepard & Vrbanac Securities, Inc., as of and for the year ended December 31, 2008, and have issued my report thereon dated February 20, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medina, Ohio
February 20, 2009

SHEPARD & VRBANAC SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL		
Total stockholder's equity	$ 143,120	
Deduct stockholder's equity not allowable for net capital	-	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		$ 143,120
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets from the Statement of Financial Condition:		
Prepaid regulatory fees	10,258	
Accounts receivable - other	2,799	
TOTAL DEDUCTIONS AND/OR CHARGES		13,057
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		130,063
HAIRCUTS ON SECURITIES		
Trading and investment securities		(2,119)
NET CAPITAL		127,944
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Liabilities included in the Statement of Financial Condition:		
Accrued expenses	28,360	
TOTAL AGGREGATE INDEBTEDNESS	$ 28,360	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6.66% of aggregate indebtedness)	$ 1,890	
Minimum dollar net capital requirement of broker/dealer	$ 50,000	
NET CAPITAL REQUIREMENT		50,000
EXCESS NET CAPITAL		$ 77,944
EXCESS NET CAPITAL AT 1000% (net capital less 10% of aggregate indebtedness)		$ 125,108
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		$ 22%

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form 17a-5(a) FOCUS report for the quarter ended December 31, 2008.

Please refer to accompanying notes.

SHEPARD & VRBANAC SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Schedule II is not applicable. Shepard & Vrbanac Securities, Inc. has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i). All customer transactions are cleared through Mesirow Financial Inc., on a fully disclosed basis.

Please refer to accompanying notes.

SHEPARD & VRBANAC SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Schedule III is not applicable. Shepard & Vrbanac Securities, Inc. has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i). All customer transactions are cleared through Mesirow Financial Inc., on a fully disclosed basis.

Please refer to accompanying notes.

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3**

To the Board of Directors
Shepard & Vrbanac Securities, Inc.
Akron, Ohio

In planning and performing my audit of the financial statements of Shepard & Vrbanac Securities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Medina, Ohio
February 20, 2009

SHEPARD & VRBANAC SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

Laura J. MacDonald, CPA, Inc.
135 North Broadway
Medina, Ohio 44256

SHEPARD & VRBANAC SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
Year Ended December 31, 2008

TABLE OF CONTENTS | **Page No.**